Filed pursuant to Rule 424(b)(3)
                                                File No. 333-119338

[LOGO]   DEARBORN CAPITAL
         MANAGEMENT, L.L.C.                                       April 19, 2005

      SUPPLEMENT DATED APRIL 19, 2005 TO PROSPECTUS DATED DECEMBER 1, 2004


Dear Investor(s):


                GRANT PARK FUTURES FUND MARCH PERFORMANCE UPDATE

                                                                        2005       % OF
FUND                                                    MARCH            YTD        FUND       TOTAL NAV         NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS                   -0.51%         -3.24%                    $ 67M          $1,067.723
GRANT PARK FUTURES FUND CLASS B UNITS                   -0.59%         -3.48%                    $227M          $  951.892

TRADING ADVISORS
    Rabar Market Research (Div)                         -5.07%         -7.10%       21%
    EMC Capital Management (Classic)                    -2.08%         -0.40%       20%
    Eckhardt Trading (Global)                           -0.95%         -4.18%        8%
    Graham Capital Management (GDP)                      0.39%         -7.46%       21%
    Winton Capital Management (Div)                      4.16%          3.59%       19%
    Saxon Investment Corp (Div)                          1.99%         -3.49%       11%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

March performance was slightly negative for the Grant Park Futures Fund. The Fund's most significant losses were in the currency, stock indices and metals sectors, while the energy and interest rate sectors were profitable.

CURRENCIES
Long positions in foreign currencies accumulated losses as concerns over inflation sparked a massive rally in the U.S. dollar near month's end. After the Fed raised short-term interest rates another quarter point on the 22nd of the month, the markets focused on the statements made by the Fed indicating that they are more concerned by the threat of raising inflation than was previously thought. This increased speculation that the Fed may become more aggressive and less "measured" in its approach to increasing interest rates in the near future.

STOCK INDICES
Long positions in stock indices also sustained losses as a result of the Fed's comments and as higher energy prices weighed on the indices. U.S. equities were further damaged by news that General Motors' 2005 earnings would fall short of estimates, as well as the accounting scandal being uncovered at American International Group.

METALS
Additional losses were incurred in the metals markets, most notably in long positions in silver and gold as the stronger U.S. dollar made them less attractive holdings.







       555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Profits were generated in long positions in the energy sector as prices ended the month stronger. Prices were boosted on the last day of the month following comments from Goldman Sachs warning that ongoing resilient demand could push crude prices as high as $105 per barrel. Additional profits were generated in the interest rate sector, particularly in short positions in U.S short-term interest rate positions, as prices fell following the seventh consecutive interest rate hike by the Fed, as noted above.

Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/ David Kavanagh
David Kavanagh
President

Enclosures




              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY

 DAILY FUND PERFORMANCE IS AVAILABLE ON OUR WEBSITE AT WWW.DEARBORNCAPITAL.COM
    ALONG WITH WEEKLY COMMENTARY. PLEASE E-MAIL FUNDS@DEARBORNCAPITAL.COM TO REQUEST ACCESS. WEEKLY PERFORMANCE INFORMATION IS ALSO AVAILABLE ON OUR
      PERFORMANCE HOTLINE AT (312)788-2272 OR (866) 516-1574 (TOLL FREE).


       555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                 MARCH 31, 2005
STATEMENT OF INCOME
-------------------

                                               MONTH            YEAR TO DATE           MONTH            YEAR TO DATE
                                         (A UNITS) IN US $   (A UNITS) IN US $   (B UNITS) IN US $   (B UNITS) IN US $

TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)                 615,424          (1,810,298)          2,078,257            (5,542,282)
Change in Unrealized Income (Loss)            (501,818)            653,040          (1,694,614)            2,201,163
Brokerage Commissions                          (56,962)           (162,224)           (192,357)             (529,966)
Exchange, Clearing Fees and NFA                 (7,811)             (9,502)            (26,376)              (31,792)
charges
Other Trading Costs                            (26,834)            (88,099)            (90,618)             (286,622)
Change in Accrued Commissions                    5,987               1,590              20,215                 5,721
                                            ----------        ------------         -----------         -------------
NET TRADING INCOME (LOSS)                       27,986          (1,415,493)             94,507            (4,183,778)
                                            ----------        ------------         -----------         -------------
OTHER INCOME:
-------------
Interest, U.S. Obligations                      67,136             177,387             226,716               579,752
Interest, Other                                 84,833             209,111             286,477               685,460
                                            ----------        ------------         -----------         -------------
TOTAL INCOME (LOSS)                            179,955          (1,028,995)            607,700            (2,918,566)
                                            ----------        ------------         -----------         -------------
EXPENSES:
---------
Incentive Fees to Trading Managers             142,437             153,641             481,004               517,515
Administrative Fees                             19,978              60,256              67,465               196,621
O&O Expenses                                    11,416              34,432             173,481               505,596
Brokerage Expenses                             356,750           1,075,989           1,252,917             3,651,520
Illinois Replacement Tax                             0                   0                   0                     0
                                            ----------        ------------         -----------         -------------
TOTAL EXPENSES                                 530,581           1,324,318           1,974,867             4,871,252
                                            ----------        ------------         -----------         -------------
NET INCOME (LOSS)                             (350,626)         (2,353,313)         (1,367,167)           (7,789,818)
                                            ==========        ============         ===========         =============
STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------
Beginning Balance                           67,816,634          69,683,894         224,079,973           219,970,138
Additions                                      474,000           3,118,020           6,534,270            20,342,052
Net Income (Loss)                             (350,626)         (2,353,313)         (1,367,167)           (7,789,818)
Redemptions                                 (1,339,777)         (3,848,370)         (2,137,747)           (5,413,043)
                                            ----------        ------------         -----------         -------------
BALANCE AT MARCH 31, 2005                   66,600,231          66,600,231         227,109,329           227,109,329
                                            ----------        ------------         -----------         -------------
Total Units Held at End of The Period                         62,375.96204                             238,587.31250
Net Asset Value Per Unit                                         1,067.723                                   951.892
Rate of Return                                   -0.51%              -3.24%              -0.59%                -3.48%


                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh
                               ------------------
                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP